TRC COMPANIES, INC.

21 Griffin Road North

Windsor, CT  06095

860-298-9692 (Phone)

860-298-6323 (Fax)

October 8, 2010

VIA EDGAR

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                               TRC Companies, Inc.

Schedule TO-I

Filed on September 23, 2010

File No. 005-17988

Dear Mr. Orlic:

We are in receipt of your letter dated September 30, 2010, which contains comments regarding our Schedule TO-I and exhibits thereto.  Listed below are specific responses to each of your numbered comments.

General

1.                                      Your offer purports to exclude persons resident outside the United States.  Please provide us with your analysis as to how limiting employee participation is consistent with Rule 13e-4(f)(8)(i).  See Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008).  To the extent that you intend to exclude certain employees in reliance upon the 2001 global Exemptive Order regarding option repricing, please briefly explain to us how you satisfy the four conditions that must be met in order for the exemption to be available.  Specifically discuss whether exclusion of such employees is consistent with your compensation policies and practices.

Response:  The Company does not have any international employees who have options eligible for the exchange.  Nevertheless we hereby advise the Staff that we believe our ability to exclude international employees from the exchange offer is permissible under the Commission’s March 21, 2001 global Exemptive Order because such exclusion is compensation-related based on local country objectives in attracting and retaining employees and maintaining compliance with local regulatory requirements, is consistent with our compensation policies and practices, and because the exchange offer otherwise meets all the requirements of the Exemptive Order, as follows:

1.             We are eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

2.             The exchange offer is being conducted for compensatory purposes;

3.             We have disclosed in the Offer to Exchange document the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

4.             Except as exempted in the Exemptive Order, we are in full compliance with Rule 13e-4.

2.                                      On the cover page and page 22, you disclose that, in order to participate in the offer, an offeree must remain employed through the date on which surrendered options are cancelled, which is the first business day after the offer expiration date.  Eligibility must be determined by no later than the offer expiration date.  Please reconcile the disclosure appearing on these pages and any other pages where this statement appears with the disclosure appearing on pages 12 and 14, which indicates that an offeree must only remain employed through the offer expiration date in order to be eligible to participate.

Response:  We have prepared and filed a Schedule TO/A Amendment No. 1 including, as an exhibit, a supplemental explanatory letter to the eligible option holders.  In response to the Staff’s comment, the letter clarifies that eligibility to participate in the exchange offer will be determined as of the offer expiration date and that employees must therefore remain employed only through the offer expiration date to participate in the offer.  Specifically, the supplemental letter states:

“Date of Eligibility Determination.  Please note that notwithstanding any disclosure to the contrary in the Offer to Exchange, your eligibility to participate in the exchange offer will be determined as of the offer expiration date and you must therefore remain employed with TRC only through the offer expiration date to participate in the offer.”

3.                                      In charts appearing in several places throughout the document, and initially on page 3, you set forth the number of shares which will be subject to RSUs granted in exchange for aggregate options issued on each grant date.  Please clarify, if true, that the dashes in the final column of these charts represent cash payments.  Also revise your disclosure to clarify why certain figures in the final column are less than 500, given that you will not be granting RSUs relating to less than 500 shares.  If this is due to the particular holdings of employees within each option tranche, so state.

Response:  We have provided additional clarifying disclosure in the supplemental explanatory letter in response to the Staff’s comment as follows:

Exchange Ratio Table Clarification.  We note that the exchange ratio charts in the Offer to Exchange provide different ratios by option tranche (based on Black Scholes values).

The terms of the exchange offer provide that you must exchange all of your eligible options.  If the aggregate number of RSUs to be issued after calculation of the applicable RSU amounts deriving from all eligible option tranches held and tendered held by you does not exceed 500 RSUs, then such resulting RSU number is multiplied by $2.82 to determine your cash payment (subject to the $100 minimum payment).  Those tranches in the chart with a dash in the “Shares Subject to Replacement Stock Units to be Granted” column, have a zero value based on the Black Scholes calculation, and do not provide any credit towards your replacement RSU amount.

Important, page 5

4.                                      Please clarify that the first sentence of the last paragraph in this section refers to termination of a plan taking place subsequent to the offer expiration date.

Response:  In response to the Staff’s comment, the supplemental explanatory letter clarifies that the first sentence of the last paragraph on page 5 of the Offer to Exchange refers to termination of a plan taking place subsequent to the offer expiration date.  Specifically, the supplemental letter states:

“Legends.  Please note that the Treasury Department Circular 230 disclaimer legend contained on page 42 of the Offer to Exchange has been deleted from the Offer to Exchange and you should disregard this paragraph.  Furthermore, we would like to clarify that the first sentence of the last paragraph on page 5 of the Offer to Exchange refers to termination of a plan taking place subsequent to the offer expiration date.”

Section 4.  Procedures for Surrendering Eligible Options

Determination of Validity; Rejection of Options; Waiver of Defects…page 27

5.                                      In the first sentence of the second paragraph in this section, you appear to be stating that you can waive any of the conditions of the offer with respect to any particular eligible options or employees.  Conditions must be applicable to the entire offer, not individual tenders or security holders.  Please confirm your understanding in your response letter.

Response:  We hereby confirm our understanding with respect to the Staff’s position that conditions are applicable to the entire offer, and not individual tenders or security holders.

Section 5.  Withdrawal Rights and Change of Election, page 27

6.                                      Disclose the date certain after which tendered securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii).  See Item 1004(a)(1)(vi) of Regulation MA.

Response:  In response to the Staff’s comment, the supplemental explanatory letter discloses that November 22, 2010 (i.e. 40 business days from the offer commencement date) is the date certain after which tendered securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii).  Specifically, the supplemental letter states:

“Additional Withdrawal Right.  Please note that in addition to the withdrawal rights described in Section 5 of the Offer to Exchange, your tendered options may be withdrawn pursuant to Securities Exchange Act Rule 13e-4(f)(2)(ii) on or after November 22, 2010 (i.e. 40 business days from the offer commencement date) if your options have not been accepted for exchange for any reason by that date.”

Section 14.  Material U.S. Federal Income Tax Consequences, page 41

7.                                      Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

Response:  In response to the Staff’s comment, the supplemental explanatory letter discloses that the Treasury Department Circular 230 legend has been deleted from the Offer to Exchange.  Specifically, the supplemental letter states:

“Legends.  Please note that the Treasury Department Circular 230 disclaimer legend contained on page 42 of the Offer to Exchange has been deleted from the Offer to Exchange and you should disregard this paragraph.  Furthermore, we would like to clarify that the first sentence of the last paragraph on page 5 of the Offer to Exchange refers to termination of a plan taking place subsequent to the offer expiration date.”

This hereby confirms that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or me at 860-298-6212.

Very truly yours,

/s/ Martin H. Dodd
Martin H. Dodd
Senior Vice President and General Counsel

cc:  Michael Grundei (Wiggin and Dana LLP)